SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Resolutions of the Fifth Meeting of the Eighth Session of the Board of Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 8, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the Fifth Meeting of the

Eighth Session of the Board of Directors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Fifth Meeting of the Eighth Session of the Board of Directors published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, January 6, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock ID: Sinopec Shanghai	Announcement No.: Lin 2015-01

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of the Fifth Meeting of the Eighth Session of the Board of Directors

The Company’s Board of Directors and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

Upon a notice dated December 24, 2014 to all the directors of the Company via e-mails and telephones, the Fifth Meeting (the “Meeting”) of the Eighth Session of the Board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held by correspondence on January 6, 2015. Of the twelve directors who should attend the Meeting, twelve were in attendance. The members of the Supervisory Committee and the secretary of the Board of the Company attended the Meeting as observers. The Meeting was held in compliance with applicable laws, administrative regulations, departmental rules as well as the Articles of Association of Sinopec Shanghai Petrochemical Company Limited.

The Meeting was presided over by Mr. Wang Zhiqing, chairman of the Board. As participants under the proposals regarding the initial grant under the Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Scheme (the “Share Option Incentive Scheme”), Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jin Qiang, and Mr. Guo Xiaojun avoided voting on the relevant proposals at the Meeting. Of seven directors who should vote, seven voted actually. Upon sufficient discussion, the directors present at the Meeting resolved as follows:

Resolution 1: The Proposal regarding the Adjustment of the List of Participants and the Number of Share Options to Be Granted under the Initial Grant for the Company’s A Share Option Incentive Scheme be reviewed and adopted, with 7 affirmative votes, 0 negative votes and 0 abstentions.

After the Share Option Incentive Scheme was reviewed and adopted at the Second Meeting of the Eighth Session of the Board of the Company, the positions of a total of 14 participants in the Share Option Incentive Scheme were changed and, in accordance with the Share Option Incentive Scheme and other relevant rules of the Company, were no longer within the scope of positions as determined in the plan of the initial grant for the Share Option Incentive Scheme, therefore the aforementioned 14 participants were removed from the list of participants in the initial grant. In accordance with the above arrangement for adjustment to the participants, the number of participants shall be adjusted from 228 to 214, and the number of share options granted shall be adjusted from 41,030,000 to 38,760,000.

The Remuneration and Assessment Committee has already approved the proposal in advance, the independent non-executive directors of the Company have issued independent opinion, unanimously approving the (adjusted) list of participants and number of share options to be granted under the initial grant for the Share Option Incentive Scheme.

The Company’s PRC counsel Beijing Haiwen & Partners has issued its legal opinion on relevant matters involved in the proposal, as set out in detail in Beijing Haiwen & Partners Legal Opinions on Matters Relating to the Initial Grant of A Share Options by Sinopec Shanghai Petrochemical Company Limited published by the Company on the website of Shanghai Stock Exchange.

Resolution 2: The Proposal regarding the Initial Grant for the Share Option Incentive Scheme be reviewed and adopted, with 7 affirmative votes, 0 negative votes and 0 abstentions.

Pursuant to the authorization made at the 2014 First Extraordinary General Meeting, the 2014 First A Shareholders Class Meeting and the 2014 First H Shareholders Class Meeting, in each case being held on December 23, 2014, the Board held that the Company has satisfied the conditions as provided in the Share Option Incentive Scheme for the initial grant of share options, approved January 6, 2015 as the grant date of the initial grant for the Company’s Share Option Incentive Scheme, and determined on the grant of an aggregate of 38,760,000 share options to 214 participants. The details thereof were set out in the Announcement of Sinopec Shanghai Petrochemical Company Limited on Matters Relating to the Initial Grant of A Share Options, as published by the Company on the China Securities Journal, the Shanghai Securities News and the Securities Times and uploaded on the SSE Website, the SEHK Website, and the website of the Company.

The Remuneration and Assessment Committee has already approved the proposal in advance, the independent non-executive directors of the Company have issued their independent opinion, unanimously approving the Company’s implementation of the initial grant for the Share Option Incentive Scheme.

The Company’s PRC counsel Beijing Haiwen & Partners has issued its legal opinion on relevant matters involved in the proposal, as set out in detail in Beijing Haiwen & Partners Legal Opinions on Matters Relating to the Initial Grant of A Share Options by Sinopec Shanghai Petrochemical Company Limited published by the Company on the SSE Website.

Sinopec Shanghai Petrochemical Company Limited
January 6, 2015

Date: